# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Generation Essentials Group, CIK 0002053456
CUSIP: G38268101
Title of class of securities: Class A ordinary shares, par value US$0.0000000264856557377049 per share
Address of issuer's principal executive offices: 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001765856

## Reporting persons
- AMTD Group Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); sole voting power 45,307; shared voting power 37,710,979; sole dispositive power 45,307; shared dispositive power 37,710,979; aggregate amount beneficially owned 37,756,286 (77.9% of the class)
  Comment: Note to Row (5) and (7) - Representing 45,307 Class A Ordinary Shares directly held by AMTD Group Inc.
  
  Note to Row (6) and (8) - Representing (i) 18,425,068 Class A ordinary shares directly held by AMTD IDEA Group, and (ii) 15,000,000 Class A ordinary shares and 4,285,911 Class B ordinary Shares, which may be converted into 4,285,911 Class A ordinary shares at any time, directly held by AMTD Digital Inc. AMTD Group Inc. holds 33.2% of the issued and outstanding share capital of AMTD IDEA Group, representing 46.7% of the total outstanding voting power of the ordinary shares of AMTD IDEA Group. AMTD IDEA Group beneficially owns 64.8% of the issued and outstanding share capital of AMTD Digital Inc., representing 95.7% of the total outstanding voting power of the ordinary shares of AMTD Digital Inc.
  
  Note to Row (11) - Representing 91.8% of the total outstanding voting power of the ordinary shares of the Issuer. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 48,461,070 issued and outstanding ordinary shares (consisting of 44,175,159 Class A ordinary shares and 4,285,911 Class B ordinary shares) of the Issuer as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
  
  As of December 31, 2025, the Issuer also had a total of 6,343,056 preferred shares issued and outstanding. Preferred shares are excluded from the calculation of the percentage of the class of securities and voting power beneficially owned by the reporting person. Holders of preferred shares shall only, on any transaction that may result in a change of control, be entitled to cast one vote per preferred shares and shall vote at a separate general meeting of the holders of the preferred shares. Save for the above and except as provided in the memorandum and articles of association of the Issuer, each preferred share shall not be entitled to vote on any other matters subject to a vote at general meetings of the Issuer. Holders of preferred shares are not entitled to any conversion rights. Holders of preferred shares shall, in the event of a liquidation, winding-up or dissolution of The Generation Essentials Group, be entitled, prior and in preference to holders of the Class A ordinary shares and Class B ordinary shares, to the distribution of the assets of the Issuer available for distribution.
- AMTD IDEA Group: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 37,710,979; shared voting power 0; sole dispositive power 37,710,979; shared dispositive power 0; aggregate amount beneficially owned 37,710,979 (77.8% of the class)
  Comment: Note to Row (5) and (7) - Representing (i) 18,425,068 Class A ordinary shares directly held by AMTD IDEA Group, and (ii) 15,000,000 Class A ordinary shares and 4,285,911 Class B ordinary Shares, which may be converted into 4,285,911 Class A ordinary shares at any time, directly held by AMTD Digital Inc. AMTD IDEA Group beneficially owns 64.8% of the issued and outstanding share capital of AMTD Digital Inc., representing 95.7% of the total outstanding voting power of the ordinary shares of AMTD Digital Inc.
  
  Note to Row (11) - Representing 91.7% of the total outstanding voting power of the ordinary shares of the Issuer. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 48,461,070 issued and outstanding ordinary shares (consisting of 44,175,159 Class A ordinary shares and 4,285,911 Class B ordinary shares) of the Issuer as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
  
  As of December 31, 2025, the Issuer also had a total of 6,343,056 preferred shares issued and outstanding. Preferred shares are excluded from the calculation of the percentage of the class of securities and voting power beneficially owned by the reporting person. Holders of preferred shares shall only, on any transaction that may result in a change of control, be entitled to cast one vote per preferred shares and shall vote at a separate general meeting of the holders of the preferred shares. Save for the above and except as provided in the memorandum and articles of association of the Issuer, each preferred share shall not be entitled to vote on any other matters subject to a vote at general meetings of the Issuer. Holders of preferred shares are not entitled to any conversion rights. Holders of preferred shares shall, in the event of a liquidation, winding-up or dissolution of The Generation Essentials Group, be entitled, prior and in preference to holders of the Class A ordinary shares and Class B ordinary shares, to the distribution of the assets of the Issuer available for distribution.
- AMTD Digital Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 19,285,911; shared voting power 0; sole dispositive power 19,285,911; shared dispositive power 0; aggregate amount beneficially owned 19,285,911 (39.8% of the class)
  Comment: Note to Row (5) and (7) - Representing 15,000,000 Class A ordinary shares and 4,285,911 Class B ordinary Shares, which may be converted into 4,285,911 Class A ordinary shares at any time, directly held by AMTD Digital Inc.
  
  Note to Row (11) - Representing 77.5% of the total outstanding voting power of the ordinary shares of the Issuer. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 48,461,070 issued and outstanding ordinary shares (consisting of 44,175,159 Class A ordinary shares and 4,285,911 Class B ordinary shares) of the Issuer as of December 31, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
  
  As of December 31, 2025, the Issuer also had a total of 6,343,056 preferred shares issued and outstanding. Preferred shares are excluded from the calculation of the percentage of the class of securities and voting power beneficially owned by the reporting person. Holders of preferred shares shall only, on any transaction that may result in a change of control, be entitled to cast one vote per preferred shares and shall vote at a separate general meeting of the holders of the preferred shares. Save for the above and except as provided in the memorandum and articles of association of the Issuer, each preferred share shall not be entitled to vote on any other matters subject to a vote at general meetings of the Issuer. Holders of preferred shares are not entitled to any conversion rights. Holders of preferred shares shall, in the event of a liquidation, winding-up or dissolution of The Generation Essentials Group, be entitled, prior and in preference to holders of the Class A ordinary shares and Class B ordinary shares, to the distribution of the assets of the Issuer available for distribution.

## Item 1. Issuer
Name of issuer: The Generation Essentials Group
Address of issuer's principal executive offices: 66 rue Jean-Jacques Rousseau,Paris,I0,75001

## Item 2. Person Filing
Name of person filing:
AMTD Group Inc.
AMTD IDEA Group
AMTD Digital Inc.
Address of principal business office or, if none, residence:
For AMTD Group Inc.:
66 rue Jean-Jacques Rousseau
75001 Paris
France

For AMTD IDEA Group:
66 rue Jean-Jacques Rousseau
75001 Paris
France

For AMTD Digital Inc.:
66 rue Jean-Jacques Rousseau
75001 Paris
France
Citizenship:
AMTD Group Inc. : British Virgin Islands.
AMTD IDEA Group: Cayman Islands
AMTD Digital Inc. : Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
AMTD Group Inc. - 37,756,286
AMTD IDEA Group - 37,710,979
AMTD Digital Inc.- 19,285,911
Percent of class:
AMTD Group Inc. - 77.9%
AMTD IDEA Group - 77.8%
AMTD Digital Inc.- 39.8%
Sole power to vote or to direct the vote:
AMTD Group Inc. - 45,307
AMTD IDEA Group - 37,710,979
AMTD Digital Inc.- 19,285,911
Shared power to vote or to direct the vote:
AMTD Group Inc. - 37,710,979
AMTD IDEA Group - 0
AMTD Digital Inc.- 0
Sole power to dispose or to direct the disposition:
AMTD Group Inc. - 45,307
AMTD IDEA Group - 37,710,979
AMTD Digital Inc.- 19,285,911
Shared power to dispose or to direct the disposition:
AMTD Group Inc. - 37,710,979
AMTD IDEA Group - 0
AMTD Digital Inc.- 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

## Signatures
- AMTD Group Inc.: /s/ Feridun Hamdullahpur, Director (02/17/2026)
- AMTD IDEA Group: /s/ Feridun Hamdullahpur, Director (02/17/2026)
- AMTD Digital Inc.: /s/ Feridun Hamdullahpur, Director (02/17/2026)